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                                 FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                         Dated January 21, 2003

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 21, 2003
                -------------   --
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------


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                                            Media Relations
[CREDIT SUISSE GROUP LOGO]
                                            CREDIT SUISSE GROUP
                                            P.O. Box 1
                                            CH-8070 Zurich
                                            Telephone    +41-1-333 8844
                                            Fax          +41-1-333 8877
                                            e-mail       media.relations@csg.ch




                         CREDIT SUISSE GROUP COMMENTS ON
              FOURTH QUARTER AND FULL YEAR 2002 PRELIMINARY RESULTS

         HAS DECIDED TO TAKE CHARGE OF USD 450 MILLION (CHF 702 MILLION)
        FOR CERTAIN LITIGATION AGAINST CSFB IN ADDITION TO CHARGE OF USD
                150 MILLION (CHF 234 MILLION) FOR THE PREVIOUSLY
               ANNOUNCED AGREEMENT IN PRINCIPLE WITH US REGULATORS

        WILL BOOK PREVIOUSLY ANNOUNCED AFTER-TAX LOSS OF USD 250 MILLION
           (CHF 390 MILLION) ON PERSHING'S SALE IN FOURTH QUARTER 2002

    EXPECTS NET LOSS OF APPROXIMATELY CHF 1.0 BILLION FOR FOURTH QUARTER AND
          NET LOSS OF APPROXIMATELY CHF 3.4 BILLION FOR FULL YEAR 2002

           CAPITAL RATIOS EXPECTED TO BE IN LINE WITH THOSE AT END OF
    THIRD QUARTER; WINTERTHUR RETURNS TO PROFITABILITY IN FOURTH QUARTER 2002

ZURICH, JANUARY 21, 2003 - Credit Suisse Group today announced that it has decided to take a pre-tax charge in the fourth quarter of 2002 of USD 450 million (CHF 702 million), or USD 293 million (CHF 456 million) after tax, for Credit Suisse First Boston's private litigation involving research analyst independence, certain IPO allocation practices, Enron and other related litigation. This is in addition to the pre-tax charge of USD 150 million (CHF 234 million), or USD 124

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million (CHF 193 million) after tax, for the previously announced agreement in principle with various US regulators involving research analyst independence and the allocation of IPO shares to executive officers.

The Group also said that the previously announced after-tax loss of USD 250 million (CHF 390 million) connected with the sale of Credit Suisse First Boston's Pershing unit to The Bank of New York will be booked in the fourth quarter of 2002. Pershing will be sold for USD 2 billion (approximately CHF 2.8 billion) in cash, together with the repayment of a USD 480 million (CHF 667 million) subordinated loan and an additional contingent payment of up to USD 50 million (CHF 70 million) based on future performance, and the sale is expected to close in the first half of 2003.

Based on preliminary results, Credit Suisse Group expects to report a net loss for the fourth quarter of 2002 of approximately CHF 1.0 billion and a net loss of approximately CHF 3.4 billion for the full year of 2002.

In addition to the charges for the regulatory agreement and litigation and the after-tax loss in connection with the sale of Pershing, the Group's fourth quarter 2002 net loss of approximately CHF 1.0 billion will include a restructuring charge of approximately CHF 72 million associated with the previously announced realignment of the onshore financial services activities in Europe; an expense of approximately USD 200 million (CHF 314 million), or USD 145 million (CHF 226 million) after tax, in connection with the previously announced USD 500 million (CHF 780 million) cost reduction program at Credit Suisse First Boston; and a cumulative positive effect from prior years of approximately CHF 520 million for the Group from the previously announced change in

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accounting policy to allow for capitalization of deferred tax assets with respect to net operating losses.

Credit Suisse Group said that capital ratios at year-end are expected to be in line with those at the end of the third quarter of 2002.

Co-Chief Executive Officer John J. Mack said: "While we expect challenging market conditions to continue throughout 2003, we are working to restore the Group to profitability. We remain focused on building our core businesses, which continue to hold key market leadership positions. At the same time, we are pursuing a range of aggressive measures across the Group to continue adapting our cost structure to this tough business environment, having already eliminated USD 3 billion (approximately CHF 4.7 billion) in costs at Credit Suisse First Boston since fall 2001. Further, the recent settlement in principle with the US regulators allows us to put this matter behind us."

Co-Chief Executive Officer Oswald J. Gruebel stated: "I am pleased that all of Credit Suisse Financial Services' businesses were profitable in the fourth quarter, especially Winterthur. Our entire management team across the Group is working to accelerate significant improvements in bottom-line performance."

CREDIT SUISSE FINANCIAL SERVICES

Business unit Credit Suisse Financial Services expects to report a net profit of approximately CHF 650 million for the fourth quarter of 2002 and a net loss of approximately CHF 220 million for the full year of 2002. The Private Banking segment is expected to post slightly higher fourth quarter results compared to the previous quarter. The Corporate and Retail

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Banking segment is expected to report lower fourth quarter results, compared with the third quarter, due to lower commission income and higher project costs. Both the Life & Pensions segment and the non-life Insurance segment are expected to return to profitability in the fourth quarter of 2002, posting better than expected investment results.

CREDIT SUISSE FIRST BOSTON

Business unit Credit Suisse First Boston expects to report a net loss of approximately USD 790 million (CHF 1.2 billion) for the fourth quarter of 2002 and a net loss of approximately USD 1.2 billion (CHF 1.8 billion) for the full year of 2002. The fourth quarter net loss reflects the charges for the regulatory agreement and litigation, the after-tax loss in connection with the sale of Pershing, and the charge in connection with the cost reduction program, as discussed above, all totalling approximately USD 810 million (CHF 1.3 billion) after tax. Excluding these items as well as excluding the amortization of acquired intangible assets and goodwill totalling approximately USD 172 million (CHF 254 million) after tax, and excluding the cumulative positive effect from prior years of the accounting change for income taxes of approximately USD 163 million (CHF 254 million), Credit Suisse First Boston would expect to have a small net operating profit for the fourth quarter and for the full year 2002. Fourth quarter revenues and expenses are expected to be below third quarter levels. Credit provisions for impaired loans also declined in the fourth quarter, compared to the third quarter of 2002.

The legal reserve charge relating to private litigation represents management's current estimate after consultation with counsel of the probable aggregate costs associated with such matters. Credit Suisse First Boston believes that it has

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substantial defenses in these private litigation matters, which are at an early stage. Given that it is difficult to predict the outcome of these matters, where claimants seek large or indeterminate damages or where the cases present novel theories or involve a large number of parties, Credit Suisse First Boston cannot state with confidence what the timing or eventual outcome will actually be. The legal reserve may be subject to revision in the future.

Detailed fourth quarter and full year 2002 results will be announced on February 25, 2003.

ENQUIRIES

Credit Suisse Group, Media Relations            Telephone      +41 1 333 8844
Credit Suisse Group, Investor Relations         Telephone      +41 1 333 4570
Internet                                        http://www.credit-suisse.com


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CREDIT SUISSE GROUP

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of September 30, 2002, it reported assets under management of CHF 1,221.8 billion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us;
(iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations;
(xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  January 21, 2003                     By:  /s/ David Frick
    --------------------                      ----------------------------
                                                     (Signature)*
                                              Member of the Executive Board
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director


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